Filed by The Bank of New York Company, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Companies: Mellon Financial Corporation (Commission File No. 1-7410)
The Bank of New York Company, Inc. (Commission File No. 1-06152)
In connection with the proposed transaction, The Bank of New York Mellon Corporation, an entity formed by The Bank of New York Company, Inc. and Mellon Financial Corporation for purposes of facilitating the proposed transaction, filed a registration statement on Form S-4 (Registration No. 333-140863) containing a joint proxy statement/prospectus with the Securities and Exchange Commission on February 23, 2007. Shareholders are urged to read the joint proxy statement/prospectus (including all amendments and supplements to it) regarding the proposed transaction because it contains important information. Shareholders may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about The Bank of New York Company, Inc. and Mellon Financial Corporation, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and other SEC filings that are incorporated by reference in the joint proxy statement/prospectus are also available, without charge, from Mellon Financial Corporation, Secretary of Mellon Financial Corporation, One Mellon Center, Pittsburgh, Pennsylvania 15258-0001 (800-205-7699), or from The Bank of New York Company, Inc., Investor Relations, One Wall Street, 31st Floor, New York, New York 10286 (212-635-1578).
Directors and executive officers of The Bank of New York Company, Inc. and Mellon Financial Corporation and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Mellon Financial Corporation and/or The Bank of New York Company, Inc. in respect of the proposed transaction. Information about the directors and executive officers of Mellon Financial Corporation is set forth in the proxy statement for Mellon Financial Corporation’s 2006 annual meeting of shareholders, as filed with the SEC on March 15, 2006. Information about the directors and executive officers of The Bank of New York Company, Inc. is set forth in the proxy statement for The Bank of New York Company, Inc.’s annual meeting of shareholders, as filed with the SEC on March 24, 2006. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus when it becomes available.
The information presented here may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including (i) statements about the expected benefits of the transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation, including future financial and operating results, cost savings, enhanced revenues, expected market position of the combined company, and the accretion or dilution to reported earnings and to cash earnings that may be realized from the transaction; (ii) statements about The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “will,” “highly attractive,” “expect,” “extraordinarily strong and rapidly growing competitor,” “synergies,” “opportunities,” “superior returns,” “well-positioned,” “pro forma,” and similar phrases. These statements are based upon the current beliefs and expectations of The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s management and are subject to significant risks and uncertainties. Actual results may differ from those indicated in the forward-looking statements. We will not update these statements as a result of changes in circumstance or new facts, or for any other reason.
The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of The Bank of New York Company, Inc. and Mellon Financial Corporation may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the combined company may not realize, to the extent or at the time we expect, revenue synergies and cost savings from the transaction; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including difficulties in maintaining relationships with employees, may be greater than expected; (5) governmental approvals of the transaction may not be obtained on the proposed terms or expected timeframe; (6) The Bank of New York Company, Inc.’s or Mellon Financial Corporation’s shareholders may fail to approve the transaction; (7) a weakening of the economies in which the combined company will conduct operations may adversely affect our operating results; (8) the U.S. and foreign legal and regulatory framework could adversely affect the operating results of the combined company; and (9) fluctuations in interest rates, currency exchange rates and securities prices may adversely affect the operating results of the combined company. Additional factors that could cause The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s results to differ materially from those described in the forward-looking statements can be found in The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http://www.sec.gov).
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The following is a presentation made by Gerald L. Hassell at The Bank of New York Company, Inc.’s annual meeting of shareholders on April 10, 2007.

2007 Annual Meeting of Shareholders	page 1
April 10, 2007

The Bank of New York Company, Inc. Annual Meeting of Shareholders April 10, 2007
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
The information presented above may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation: (i) statements about the benefits of the transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation, including future financial and operating results, cost savings, enhanced revenues, expected market position of the combined company, and the accretion or dilution to reported earnings and to cash earnings that may be realized from the transaction; (ii) statements with respect to The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets”, “projects” and similar expressions. These statements are based upon the current beliefs and expectations of The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. We will not update these statements as a result of changes in circumstances or new facts, or for any other reason.
The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of The Bank of New York Company, Inc. and Mellon Financial Corporation may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the combined company may not realize, to the extent or at the time we expect, revenue synergies and cost savings from the transaction; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) governmental approvals of the transaction may not be obtained on the proposed terms or expected timeframe; (6) The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s shareholders may fail to approve the transaction; (7) a weakening of the economies in which the combined company will conduct operations may adversely affect our operating results; (8) the U.S. and foreign legal and regulatory framework could adversely affect the operating results of the combined company; and (9) fluctuations in interest rates, currency exchange rates and securities prices may adversely affect the operating results of the combined company. Additional factors that could cause The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s results to differ materially from those described in the forward-looking statements can be found in The Bank of New York Company, Inc.’s

2007 Annual Meeting of Shareholders	page 2
April 10, 2007
and Mellon Financial Corporation’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http://www.sec.gov).
ADDITIONAL INFORMATION
This communication is being made in respect of the proposed merger transaction involving the Company, Mellon and Newco. In connection with the proposed transaction, Newco has filed with the SEC a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus for the shareholders of the Company and Mellon, and each of the Company and Mellon will be filing other documents regarding the proposed transaction with the SEC as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AS WELL AS THE OTHER DOCUMENTS REFERRED TO IN THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The definitive joint proxy statement/prospectus will be mailed to shareholders of the Company and of Mellon. Shareholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about the Company and Mellon, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to The Bank of New York Company, Inc., Investor Relations, One Wall Street, 31st Floor, New York, New York 10286 (212-635-1578) or from Mellon Financial Corporation, Secretary of Mellon Financial Corporation, One Mellon Center, Pittsburgh, Pennsylvania 15258-0001 (800-205-7699).
     The respective directors and executive officers of The Bank of New York Company, Inc. and Mellon Financial Corporation and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Mellon Financial Corporation and/or The Bank of New York Company, Inc. in respect of the proposed transaction. Information about the directors and executive officers of The Bank of New York Company, Inc. is set forth in the proxy statement for The Bank of New York Company Inc.’s 2007 annual meeting of shareholders, as filed with the SEC on March 14, 2007. Information about the directors and executive officers of Mellon Financial Corporation is set forth in the proxy statement for Mellon Financial Corporation’s 2007 annual meeting of shareholders, as filed with the SEC on March 19, 2007. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus filed with the SEC.
     Gerald Hassell, President, The Bank of New York Co. Inc.:
     Good morning.
     Let me begin by saying that 2006 was a great year for our Company.
     We executed on our strategy, achieved our financial objectives and identified significant opportunities to accelerate our growth and increase the value we deliver to shareholders.

2007 Annual Meeting of Shareholders	page 3
April 10, 2007

2006: A Watershed Year Strategic Initiatives Successfully completed: - Retail / Corporate Trust asset swap transaction - BNY ConvergEx transaction Announced merger with Mellon Financial, creating the global leader in securities servicing and asset management A Global Financial Services Growth Company A Global Financial Services Growth Company 3
     During 2006 we entered into three major strategic transactions:
•	The retail/corporate trust asset swap with JPMorgan

•	The creation and spinout of BNY ConvergEx

•	And the announced merger with Mellon Financial Corporation.
     Together, these transactions will reshape our Company, increase our capacity for growth and profitability, and deliver better returns to our shareholders.

Swap Transaction Removed slow/no-growth Retail business from mix Strengthened our position in the high-growth Corporate Trust business - Undisputed global leader in corporate trust - Expanded presence in faster-growing structured finance and CDO debt markets - Increased presence in high-growth regions – 15 incremental offices in Europe, Asia and Latin America 4

2007 Annual Meeting of Shareholders April 10, 2007	page 4
     Early in the year, we announced the exchange of our retail and middle-market lending activities for JPMorgan’s corporate trust business.
     Retail banking was a slower-growing business for us. We only had a regional presence and were competing against large national branch networks. Not a very enviable position.
     Conversely, we had a strong presence in corporate trust and we were looking to grow.
     As a result, we were able to unlock the value of our Retail franchise and exchange it for a business that, for us, has high-growth and high-margin characteristics.
     It is also a business that has strong secular growth trends, as more companies all around the world turn to the capital markets rather than banks to finance their operations. All such financings require a corporate trustee.
     We are now the undisputed market leader in Corporate Trust, with an expanded presence in structured debt and collateralized debt obligations.
     These are rapidly growing market segments that demand innovation and value-added services - really at the heart of our business model.
     The swap also expands our global footprint. We’ve gained fifteen new offices in Europe, Asia and Latin America — regions with superior growth prospects.
     In short, the swap positions us to create even greater long-term value for shareholders.

2007 Annual Meeting of Shareholders April 10, 2007	page 5

BNY ConvergEx Transaction Created new institutional trading and investment technology firm Spun off our execution services businesses Joined forces with a leading provider of trade order management systems Expanded product offering in support of our clients’ trading activity Reduced earnings volatility while retaining an ownership interest in the new entity Better Return on Invested Capital Better Return on Invested Capital 5
     Next we formed BNY ConvergEx, a new firm focused on institutional trading and investment technology.
     BNY ConvergEx brought together our equity trading operations with the leading trade order management capabilities of Eze Castle Software.
     This combination immediately expanded our product offering and strengthened our position in the market, particularly with hedge funds.
     By spinning out this new entity we also reduced our earnings volatility while retaining an ownership stake. And we improved the services we offer to our clients.
     These two transactions sharpened our focus, strengthened our profile and helped set the stage for the year’s defining transformational event . . .

2007 Annual Meeting of Shareholders April 10, 2007	page 6

Strategic The Bank of New York/Mellon Merger Delivering superior shareholder value through accelerated growth cial Operational Integration Global leadership in Securities Servicing and Asset Management Scale enhances ability to invest, compete and outperform Strongly accretive transaction Excellent global growth opportunities Highly complementary businesses with strong leadership positions Focused and experienced management team Disciplined and thoughtful approach Proven track record 6
     . . . our agreement to merge with Mellon Financial Corporation.
     With this merger we are creating the world’s largest securities servicing provider, a top asset management firm globally and a unique large-cap financial services growth company.
     The Bank of New York and Mellon are a powerful combination and one that we expect will result in better service and value for clients and better returns for our shareholders.
     We expect the transaction to be immediately accretive to shareholders on a cash basis.
     And it brings together the scale, the technology, the capital and the people needed to compete and win in the global marketplace.

2007 Annual Meeting of Shareholders April 10, 2007	page 7

Compelling Strategic Rationale Strong Market Positions in High-Growth BusinessesCapitalizing on the growth of global financial markets
#1 global custodian with over $17 trillion in AUC Top 10 asset manager globally and Top 5 in the U.S., with more than $1.1 trillion in AUM #1 provider of issuer and clearing services Top 10 in wealth management, U.S. cash management and global payments Leading client service scores in asset servicing, wealth management, issuer, clearing, and treasury services Business & Geographic Diversification Focused on high-return businesses with strong growth Balanced business mix ~25% of revenue derived from higher growth international operations 6
     You can see here why this transaction is so compelling — both strategically and financially.
     Being among the biggest will give us the benefits related to scale and depth of expertise.
     Being the best will position us to capture market share, attract the most sophisticated clients and maximize the cross-sell of value-added services.
     The new company’s model will be a balanced mix of high-return businesses with a significant global component, which is where the fastest growth is occurring.

2007 Annual Meeting of Shareholders April 10, 2007	page 8

Compelling Financial Rationale Financially Compelling Immediately accretive on a cash basis to all shareholders and on a GAAP basis in 2008 Allows for meaningful reinvestment in organic growth, share repurchases and attractive dividend payout ratio Potential for significant revenue synergies Low Risk Disciplined and thoughtful approach to integration Best-in-breed systems with proven and scaleable operating platforms Capitalizing on the growth of global financial markets 8
     From a financial perspective, again, we expect this transaction to be immediately accretive to earnings for Bank of New York shareholders.
     We also expect the new company will be able to generate significant excess cash to reinvest in our businesses, repurchase shares and maintain an attractive dividend payout.
     I should also add that this is a revenue-driven transaction, and the opportunities to realize revenue synergies are significant.
     We also believe this is a low-risk transaction.
     Our businesses are very complementary and both organizations have the management talent and skill sets to execute this integration in a disciplined, thoughtful manner.
     We have also adopted a mantra of “lose no customer by doing it right.” We plan to be proactive in communicating changes to our clients and to maintain the highest quality of service throughout.
     It’s a great deal all around, and it will give us the competitive strength to ensure we deliver faster growth for you, our shareholders.
     The market has clearly given us its resounding endorsement.
     To quote The Economist, “It is hard to find anyone — except for their competitors — who isn’t pleased” with this deal.

2007 Annual Meeting of Shareholders April 10, 2007	page 9

2006: A Watershed Year Financial Performance Strong financial results demonstrating the success of our business model Businesses performed well across the board - Provided excellent momentum into 2007 Superior shareholder returns A Global Financial Services Growth Company A Global Financial Services Growth Company $5,534 $6,038 Total Revenue Total Revenue $ in Millions $ in Millions 11% CAGR 9
     On top of achieving our strategic objectives, we also delivered strong financial performance.
     Virtually every business segment achieved double-digit growth in revenues and operating income.
     New business wins were strong and we gained increasing recognition as a leader in service quality and product innovation.
     All of which gives us excellent momentum going into 2007.

Delivering Strong Performance $6,821 2004 2005 2006 $1,571 $1,440 $1,731* $3,011 2004 2005 2006 EPS EPS * Excludes the impact of the gain on sale of retail net of merger & integration costs Net Income Net Income $ in Millions $ in Millions 10% CAGR* $2.03 $1.85 $3.93 11% CAGR* 10
     For 2006, we achieved record financial results.

2007 Annual Meeting of Shareholders April 10, 2007	page 10
     Revenues reached $6.8 billion and have grown at an 11% compounded rate over the last three years.
     Net income was over $3 billion but that includes the gain on the sale of our retail and middle-market businesses.
     If we exclude the gain on sale, net income was a record $1.73 billion, up over 10% from 2005.
     On an earnings-per-share basis, we earned $2.26 per share, an increase of more than 11% over 2005.

Growing Base of Assets to Service and Manage $7.0 $7.5 $8.3 $2.7 $3.4 $4.7 12/31/04 12/31/05 12/31/06 Domestic Cross-border 16% CAGR Assets Under Custody Assets Under Custody (in trillions) $102 $105 $131 $26 $40 $48 $9 $10 $11 12/31/04 12/31/05 12/31/06 Asset Mgmt Sector ST Investment Funds FX Overlay 18% CAGR Assets Under Management Assets Under Management (in billions) $9.7 $10.9 $13.0 $137 $155 $190 11
     Another measure of success is growth in assets under custody and assets under management. They help gauge the performance of our company today and into the future.
     The higher the levels of assets under custody, the greater the revenue opportunities in areas such as foreign exchange, securities lending, net interest income and cross-selling other services.
     Assets under custody have grown at a compounded rate of 16% over the last three years. And growth actually accelerated in 2006.
     The cross-border component is growing even faster, a 38% increase over last year. Cross-border assets are even more important because they have more revenue-generating opportunities than domestic assets.

2007 Annual Meeting of Shareholders April 10, 2007	page 11
     Switching to assets under management. They were up 18% on a compounded rate over the same period.
     The principal area of growth has been in alternative asset classes such as hedge funds, which generate higher fees than traditional long-only funds.
     And in the new combined company, we’re going to be the tenth largest asset manager in the world and the fifth largest in the U.S. — with the entire spectrum of asset management capabilities available to our clients.

12 2006 Total Return to Shareholders -5 0 5 10 15 20 25 30 Dec-05 Mar-06 Jun-06 Sep-06 Dec-06 BK KBW Bank Index S&P 500 + 17% BKX + 27% BK + 16% S&P 500
     Clearly, the market likes what we’ve done and has confidence in how we’re positioned.
     Our total shareholder return was 27% last year, while the KBW Bank Index was up 17% and the S&P 500 was up only 16%.
     So we significantly outperformed all key market measures.
     Our shareholder performance was in the 95th percentile last year, which means we outperformed 95% of all financial companies.

2007 Annual Meeting of Shareholders April 10, 2007	page 12

13 The “New” Bank of New York Sharper focus Enhanced growth and profitability dynamics Improved risk profile Highly confident in ability to deliver outstanding performance A Global Financial Services Growth Company A Global Financial Services Growth Company Positioned to Deliver More to Our Shareholders Positioned to Deliver More to Our Shareholders
     All told, 2006 was a great and defining year for your company.
     We took aggressive, strategic action to sharpen our focus and strengthen our business mix, and we demonstrated the ability to execute on our opportunities.
     We’re a stronger company for it, and we’re poised for even greater accomplishments.
     All of which gives us greater confidence than ever before that we can achieve superior performance, accelerate our growth and deliver more to our shareholders in the years ahead.
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